UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2023

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Incorporation by Reference

This Report on Form 6-K (this “Report”) of Alvotech (the “Company”), excluding Exhibits 99.1 and 99.2 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-266136 and 333-273262) and the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits 99.1 and 99.2 to this Report are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibit 5.1 to this Report shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-273262) and replace the hyperlink included on such registration statement filed with the U.S. Securities and Exchange Commission on July 14, 2023, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Releases

On July 24, 2023, Alvotech issued a press release announcing that Teva Pharmaceuticals, Inc.(“Teva”) and Alvotech have agreed to expand their existing strategic partnership agreement. Teva has agreed to acquire subordinated convertible bonds to be issued by Alvotech for $40 million.

On July 24, 2023, Alvotech issued a press release announcing the launch of a private placement of subordinated convertible bonds denominated in Icelandic krona (ISK) and US dollar (USD) for a par value of at least $100 million or approximately ISK 13 billion at current exchange rates. ATP Holdings ehf., which is affiliated with Aztiq Pharma Partners S.a. r.l. the largest shareholder of Alvotech, has entered into an agreement with Alvotech under which ATP Holdings ehf. has committed to acquiring any of the bonds which have not been sold to other investors, after all binding offers from qualified professional investors in the private placement have been submitted, up to the par value of $100 million.

The offer or sale of the bonds will be made in an overseas directed offering directed solely into Iceland to professional clients or eligible counterparties in accordance with European Parliament and Council Directive 2014/65/EC, and in accordance with local laws, regulations, customary practices, and documentation. No offering is being made into the United States or to U.S. persons.

This Form 6-K is not an offer of securities for sale into the United States.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated July 24, 2023.
99.2	Press Release, dated July 24, 2023.
5.1	Opinion of Arendt & Medernach.
23.2	Consent of Arendt & Medernach (included in the opinion filed as Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date:	July 24, 2023	By:	/s/ Tanya Zharov
			Name:	Tanya Zharov
			Title:	General Counsel